UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced along with its corporate partner Boston Scientific Corporation (“BSC”) that a peer-reviewed medical journal affiliated with the Paris Course on Revascularization called EuroIntervention, has released an integrated analysis that further supports the strong performance of the TAXUS® paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in diabetic patients.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 17, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, May 17, 2006

TAXUS® CORONARY STENT SYSTEM CITED BY

EUROINTERVENTION FOR SUPERIORITY IN DIABETIC PATIENTS

TAXUS benefits demonstrated in non-diabetic patient population carry over into insulin-treated diabetic patients

Vancouver, BC (May 17, 2006) – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) along with its corporate partner Boston Scientific Corporation (“BSC”) has announced today that a peer-reviewed medical journal affiliated with the Paris Course on Revascularization called EuroIntervention, has released an integrated analysis that further supports the strong performance of the TAXUS® paclitaxel-eluting coronary stent system for the treatment of coronary artery disease in diabetic patients. In the analysis, diabetic patients who received a TAXUS stent system had significantly lower rates of restenosis and repeat interventions than those who received a bare-metal stent. The study appears in the May edition of EuroIntervention, which is the official scientific journal of the annual Paris Course on Revascularization.

The authors stated in the article that “The TAXUS benefit provided for the high-risk diabetic population is in contrast to outcomes with bare-metal stents, which are worse for diabetic patients. The contrast between pro-stenotic forces with bare-metal stents and anti-restenotic effects for diabetes receiving TAXUS suggests that paclitaxel may also block restenotic pathways unique to the diabetic milieu. For diabetic patients, especially the high-risk insulin-treated group, this could dramatically improve clinical and angiographic outcomes and offer a less-invasive approach to a population with impaired wound healing.”

According to the authors, a number of mechanistic factors may contribute to the observed TAXUS stent benefit.  They state that the unique mechanism of action of paclitaxel, the drug used in TAXUS stents, supports their conclusion of emerging evidence of the excellent efficiency of TAXUS stents in insulin-dependent diabetics.

The study is the first to use an integrated analysis of randomized data to examine aggregate results in a lower frequency but higher-risk diabetic population.  Four TAXUS clinical trials (TAXUS II, TAXUS IV, TAXUS V and TAXUS VI) were included in the analysis, involving a total of 3,445 patients with coronary artery stenosis, 814 of whom had diabetes. Assessments of lesion characteristics showed that diabetic patients on average had more complex lesions than did non-diabetic patients.  While diabetes has been identified as a strong predictor of restenosis after implantation of bare-metal stents, the angiographic and clinical results of this integrated analysis with similar outcomes independent of diabetic status suggest a significant advantage of the TAXUS stent system in diabetic patients, including the high risk insulin-treated subset.

The pooled clinical trial results at nine months reported a target lesion revascularization (TLR) rate of 5.4 in non-diabetic patients in the TAXUS group and a TLR rate of 5.8 percent in diabetic patients (insulin-treated) in the TAXUS group.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

About Angiotech Pharmaceuticals, Inc.

Founded in 1992, Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company, with 14 facilities in 6 countries and over 1,500 dedicated employees, that discovers, develops and markets innovative, minimally invasive treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained in this press release or in our other written or oral public communications that are not based on historical or current fact, including without limitation statements containing the words “believes,” “may,” “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects” and similar expressions, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Such forward-looking statements are based on assumptions that involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Forward-looking statements in this release include the statements regarding: the applicability of the clinical data to patient.  These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks and uncertainties include, among others, the possibility of a change in the regulatory environment in Europe and the risks and uncertainties described in Angiotech’s filings with the United States Securities and Exchange Commission or the Canadian securities regulators.  The forward looking statements are also based on a number of assumptions, including the applicability of the clinical data to patient populations; that the study results were collected and reported in accordance with the study protocol; and that the study results have been accurately interpreted.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Janet Craig

VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-6933

Media:

Jodi Regts

Manager, Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7930